FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month ended	Commission File Number
January 2006	1-32608

VIREXX MEDICAL CORP.
(Translation of registrant's name into English)

8223 Roper Road NW, Edmonton, Alberta, Canada T6E 6S4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	[X]	Form 40-F	[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

EXHIBIT INDEX

 Exhibit
Number	Description of Exhibit

99.1	VIREXX FOUNDERS RECEIVE BIOALBERTA LIFETIME ACHIEVEMENT AWARD

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIREXX MEDICAL CORP.

Date: February 8, 2006	By:	/s/Tracy Smith

Investors Relations Manager

AMEX “REX”
TSX Exchange “VIR”
ViRexx Medical Corp.	For Immediate Release

VIREXX FOUNDERS RECEIVE BIOALBERTA LIFETIME ACHIEVEMENT AWARD

EDMONTON, ALBERTA - January 19, 2005 - ViRexx Medical Corp. (TSX:VIR, AMEX:REX), a company focused on immunotherapy treatments for certain cancers, chronic hepatitis B & C and embolotherapy treatments for tumors, today announced that its founders, Dr. Antoine Noujaim and Dr. Lorne Tyrrell, will receive a Lifetime Achievement Award from BioAlberta at the 6th Annual BioAlberta Gala taking place tonight in Edmonton at the Fairmount MacDonald Hotel.

“Dr. Noujaim and Dr. Tyrrell are deserving recipients of this prestigious award for their contribution to both science and the biotech industry in Alberta,” said Doug Gilpin CA, Chairman of the Board of ViRexx Medical Corp. “The dedication they have demonstrated to their work and the progress they continue to make toward new medical therapies is recognized across the country and internationally. We continue to draw upon their experience and knowledge in the development and application of our immunotherapy and embolotherapy technologies.”

The Lifetime Achievement Award recognizes individuals who have made extensive and tangible contributions to the Alberta and Canadian life sciences community, and honor the impact of that work on scientific achievement and research, industry development, public policy, ambassadorship, and education. Recipients are categorized as passionate advocates for science and technology, accomplished scientists and/or business leaders, and mentors to many within the industry.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and solid tumors.

ViRexx’s lead product candidate, OvaRex® MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two Phase III clinical trials being funded by ViRexx’s licensing partner Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. For additional information about ViRexx, please see www.virexx.com.

About BioAlberta
BioAlberta is a private, not-for-profit industry association, representing BioAlberta’s growing biotechnology sector. BioAlberta currently lists over 100 members, including producers, users and supporters of biotechnology activities in Alberta. On behalf of its membership, BioAlberta promotes increased awareness and support for the growth of Alberta’s biotechnology industry and biotech capabilities across all sectors.

THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:
Lorne Tyrrell Chief Executive Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 ltyrrell@virexx.com	Marc Canton President & Chief Operating Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 mcanton@virexx.com